EXHIBIT 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Six Months Ended
	June 30
	2008	2007

FIXED CHARGES
Interest expense	$84.4	$99.7
Facility and equipment rental	1.1	1.1

TOTAL FIXED CHARGES	$85.5	$100.8

EARNINGS
Income before taxes	$42.5	$66.6
Depreciation	48.4	44.1
	90.9	110.7

FIXED CHARGES	85.5	100.8

EARNINGS AS DEFINED	$176.4	$211.5

RATIO OF EARNINGS TO FIXED CHARGES	2.06X	2.10X